UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment #1)

MANAS PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

56176Q 10 2
(CUSIP Number)

Peter-Mark Vogel
Haabweg 2
Baech, Switzerland 8806
Tel: 011 41 44 718 10 32
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56176Q 10 2

1	NAME OF REPORTING PERSONS Peter-Mark Vogel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,904,466
	8	SHARED VOTING POWER 266,666
	9	SOLE DISPOSITIVE POWER 15,904,466
	10	SHARED DISPOSITIVE POWER 266,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58% based on 119,051,733 shares of common stock outstanding as of March 15, 2010
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement is being filed on behalf of Peter-Mark Vogel, relating to the shares of common stock, par value $0.001 per share, of Manas Petroleum Corporation, a corporation incorporated under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is located at Bahnhofstrasse 9, 6341 Baar, Switzerland

Item 2. Identity and Background

(a)	This statement is filed by Peter-Mark Vogel.

(b)	The residential address of Peter-Mark Vogel is Haabweg 2, 8806 Baech Switzerland.

(c)	Mr. Vogel is an independent consultant as the residential address of Vogel Consulting is Haabweg 2, 8806 Baech, Switzerland.

(d)	During the last five years, Mr. Vogel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Vogel has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Vogel is a citizen of Switzerland

Item 3. Source and Amount of Funds or Other Consideration

On April 10, 2007, the Issuer completed the acquisition of DWM Petroleum AG, a Swiss company, under a share exchange agreement that it entered into with DWM Petroleum and the shareholders of DWM Petroleum on November 23, 2006. Under this share exchange agreement, Mr. Vogel received 17,748,599 shares of the Issuer’s common stock in exchange for 227,136 shares of DWM Petroleum held by him.

On April 1, 2007, the Issuer entered into an employment and non-competition agreement with Mr. Vogel. As a portion of consideration for the services that Mr. Vogel agreed to render pursuant to his employment agreement, the Issuer granted Mr. Vogel stock options to purchase 1,750,000 shares of its common stock at a price of $4.00 per share pursuant to the Issuer’s stock option plan.

On October 2, 2009, Mr. Vogel acquired 266,666 shares of the Issuer’s common stock pursuant to a trust agreement with Heinz Scholz. According to a side agreement between the founders of DWM Petroleum AG, Mr. Thomas Flottmann was eligible to obtain 500,000 shares of the Issuer after one year. These bonus shares came from Heinz Scholz, Alexander Becker and Peter-Mark Vogel, each one third (166,666 shares). Furthermore, Heinz Scholz had an agreement with Mr. Rahul Sen Gupta, the former CFO, concerning bonus shares of 100,000, Mr. Vogel and Scholz agreed that Mr. Vogel would provide these shares from his allocation subject to a trust agreement between both parties. In accordance to the trust agreement Heinz Scholz holds 266,666 shares in trust for Peter-Mark Vogel.

On February 24, 2010, the Issuer granted stock options to Mr. Vogel, a director of one of the subsidiaries of the Issuer, to purchase an aggregate of 1,000,000 shares of the Issuer’s common stock at an exercise price of $0.70 per share for a term expiring February 22, 2015. The options vest in 12 quarterly instalments, subject to proration to account for any partial calendar quarter at the beginning of the vesting period, with the first instalment to vest on the first day of the first full calendar quarter after the date of Mr. Vogel’s stock option agreement, and with each subsequent instalment to vest on the first day of each calendar quarter thereafter. The grant is subject to the execution of stock option agreement by Mr. Vogel and the terms of the Issuer’s stock option plan. On February 1, 2009, the Issuer entered into a termination agreement with Mr. Vogel, releasing him as its Executive Director. As a result of his termination, all of his options were cancelled on May 1, 2009.

Since April 10, 2007, Mr. Vogel has acquired and disposed of securities as follows:

Transaction Date	Title of Security	Securities Purchased (Sold)	Price Per Share or Unit
03/10/2009	common stock	(20,000)	$0.10
03/23/2009	common stock	(80,000)	$0.10
03/26/2009	common stock	(10,000)	$0.10
03/30/2009	common stock	(35,000)	$0.15
03/31/2009	common stock	(55,000)	$0.15
04/30/2009	common stock	(100,000)	$0.35
11/19/2009	common stock	(1,544,133)[1]	$0.00
10/02/2009	common stock	266,666[2]	$0.00
05/06/2009	stock options	(1,750,000)[3]	$0.00
02/24/2010	stock options	1,000,000[4]	$0.00

Item 4. Purpose of the Transaction

Mr. Vogel acquired the securities of the Issuer for investment purposes. Depending on market conditions and other factors, Mr. Vogel may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Vogel also reserves the right to dispose of some or all of the securities in the open market, in privately negotiated transactions to third parties or otherwise.

Mr. Vogel expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time acquire additional or dispose of securities of the Issuer (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the securities held by Mr. Vogel to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Mr. Vogel may act independently in evaluating and effecting any such transactions.

_________________________________
1 Bonus shares held in trust for Rahul Sen Gupta (600,000), T. Flottmann (333,333) and Convesta Establishment (610,800) were transferred as per certain agreements.
2 These shares are held jointly pursuant to a trust agreement with Heinz Scholz.
3 The options were cancelled after resigning as a director and officer of the Issuer.
4 The options are exercisable into shares of common stock of the Issuer at a price of $0.70 per share until February 24, 2015.

Except as set forth elsewhere in this statement, Mr. Vogel has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Vogel is 16,171,132 [1] shares, or approximately 13.58% of the Issuer, based on 119,051,733 shares of common stock outstanding as of the date of this statement.

(b)

Mr. Vogel has the sole power to vote or direct the vote, and to dispose or direct the disposition of 15,904,466 shares of common stock of the Issuer. Mr. Vogel has shared power to vote or direct the vote, and to dispose or direct the disposition of 266,666 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

_________________________________________
1 Includes 15,904,466 shares of common stock held directly, 266,666 shares of common stock held indirectly, but does not include 1,000,000 stock options that have not vested and will not vest within 60 days.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced herein, to the knowledge of Mr. Vogel, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On October 2, 2009, Mr. Vogel acquired 266,666 shares of the Issuer’s common stock pursuant to a trust agreement with Heinz Scholz. According to a side agreement between the founders Mr. Thomas Flottmann was eligible to 500,000 shares after one year. These bonus shares came from Heinz Scholz, Alexander Becker and Peter-Mark Vogel, each one third (166,666 shares). Furthermore, Heinz Scholz had an agreement with Mr. Rahul Sen Gupta, the former CFO, concerning bonus shares of 100,000, Mr. Vogel and Scholz agreed that Mr. Vogel would provide these shares from his allocation subject to a trust agreement between both parties, the trust agreement. In accordance to the trust agreement Heinz Scholz holds 266,666 shares in trust for Peter-Mark Vogel.

Between Mr. Peter-Mark Vogel and Conwesta Establishment there is a so called Gentlemen’s Agreement dated February 13, 2007 that Mr. Peter-Mark Vogel holds 610,800 shares in trust on behalf of Conwesta Establishment.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as exhibits, with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7. Material To Be Filed as Exhibits

10.1	June 22, 2009 Trust Agreement with Raul Sen Gupta

10.2	October 2, 2009 Trust Agreement with Heinz Scholz

10.3	October 2, 2009 Trust Agreement with Thomas Flottmann

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

/s/ Peter-Mark Vogel
Signature

Peter-Mark Vogel
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).